FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2008

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

7-2, Akasaka 9-chome

Minato-ku, Tokyo 107-8323

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	English translation of a Notice Concerning Change of Representative Director, which was filed to the Tokyo Stock Exchange on May 15, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONAMI CORPORATION

Date: May 15, 2008	By:	/s/ Noriaki Yamaguchi
	Name:	Noriaki Yamaguchi
	Title:	Representative Director and CFO

FOR IMMEDIATE RELEASE

May 15, 2008

KONAMI CORPORATION

Kagemasa Kozuki

Representative Director and CEO

Stock code number: 9766 at TSE1

Contact: Noriaki Yamaguchi

Representative Director and CFO

Tel: +81-3-5771-0222

Notice Concerning Change of Representative Director

KONAMI CORPORATION hereby announces that, pursuant to the resolution adopted at the Board of Directors meeting held on May 15, 2008, the following personnel change in Representative Director shall be made as set out below:

1.	Personnel Change in Representative Director

Name	New Position	Former Position
Kimihiko Higashio	Representative Director and Vice President and CAO	Director and CAO

Kagehiko Kozuki	Director Representative Director and Chairman of the Board, Konami Sports & Life Co.,Ltd	Representative Director Representative Director and Chairman of the Board, Konami Sports & Life Co., Ltd

2.	Reasons for Personnel Change

In order to further improve our business performance, we will strengthen our management structure.

3.	Appointment Date

May 15, 2008

4.	Profile of the Representative Director to be newly appointed

Name: Kimihiko Higashio

Place of Birth: Osaka Prefecture, Japan

Date of Birth: September 24, 1959

Business Career:

December 1997	Joined KONAMI CORPORATION

January 2000	Executive Corporate Officer (Kansai Region Representative)

May 2003	Executive Corporate Officer (Division President, Human Resources)

June 2005	Director and Division President, Human Resources

March 2006	Director and CHO

April 2007	Director and CAO

(to present)